Exhibit 99.2

Voting instruction form

Annual General Meeting of Shareholders of Unilever N.V., to be held on Thursday 12 May 2011 at 10.30am in the Rotterdam Hall of the Beurs-World Trade Center, Beursplein 37 in Rotterdam.
Dear shareholder,
You are receiving this voting instruction form (‘form’) because you are a shareholder of Unilever N.V. registered in the Company’s Shareholders’ Register which is kept by ANT Trust & Corporate Services N.V. (‘ANT’) in Amsterdam, the Netherlands. This form enables you to indicate whether you wish to attend the Annual General Meeting of Shareholders of Unilever N.V. (the ‘AGM’) or to give a proxy in the event that you are unable to attend the AGM in person. You can give a proxy to any public notary at Mr M.J. Meijer cs Notarissen in Amsterdam (‘the Proxy holder’) to vote at the AGM on the proposed resolutions in accordance with your instructions. All proxies are collected by ANT and subsequently submitted to the Proxy holder.
Please note that the following terms and conditions apply:
1.	Entitled to attend and vote at the AGM on 12 May 2011 shall be those shareholders who, after all changes have been processed, are registered in the Shareholders’ Register of Unilever N.V. on Thursday 14 April 2011 after closing of the books (the ‘Record Date’).

2.	If you wish to attend the AGM in person and want to receive an admission ticket please confirm your attendance by ticking the relevant box on the back of this page. This duly signed form must be received by ANT on Thursday 5 May 2011 before 5.30pm at the latest. After receipt of the form ANT will send you an admission ticket.

3.	If you wish to give a proxy to the Proxy holder to vote in accordance with your voting instructions, the completed and duly signed proxy form must be received by ANT on Thursday 5 May 2011 before 5.30pm at the latest.

4.	A voting instruction that is not given in time or not given correctly will be regarded as invalid. The voting instruction relates to all shares that you hold on the Record Date.

5.	If you wish to give a proxy to a proxy holder other than the public notary at Mr M.J. Meijer cs Notarissen, please contact ANT.

6.	By signing this form, you confirm that you are in possession of the voting rights attaching to the shares as at the Record Date.

7.	Agenda items on this form are in an abridged version.

8.	A voting instruction is given with the right of substitution and is governed by the law of the Netherlands.

9.	If you have any questions about this form, please contact ANT:
ANT Trust & Corporate Services N.V.
P.O. Box 11063
1001 GB Amsterdam
The Netherlands
Telephone: +31 20 5222 555
Fax: +31 20 5222 500
E-mail: registers@ant-trust.nl

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Annual General Meeting of Shareholders of Unilever N.V., to be held on Thursday 12 May 2011 at 10.30am in the Rotterdam Hall of the Beurs-World Trade Center, Beursplein 37 in Rotterdam, the Netherlands.
Please indicate whether you want to attend the Annual General Meeting of Shareholders of Unilever N.V. in person or want to give a proxy by placing an ‘X’ in the appropriate box in dark blue or black ink only.

I confirm that I wish to attend the Annual General Meeting of Shareholders of Unilever N.V. in person and would like to receive an admission ticket.

OR

I am not able to attend the Annual General Meeting of Shareholders of Unilever N.V. in person and hereby give proxy and instruct any public notary at Mr M.J. Meijer cs Notarissen to vote as I have indicated below. By signing this form I confirm acceptance of the terms and conditions as set out on the front page of this form.

Vote
		For	Against	withheld

1.	Consideration of the Annual Report for the 2010 financial year.*

2.	To adopt the Annual Accounts and appropriation of the profit for the 2010 financial year.

3.	To discharge the Executive Directors in office in the 2010 financial year for the fulfilment of their task.

4.	To discharge the Non-Executive Directors in office in the 2010 financial year for the fulfilment of their task.

5.	To re-appoint Mr P G J M Polman as an Executive Director.

6.	To re-appoint Mr R J-M S Huët as an Executive Director.

7.	To re-appoint Professor L O Fresco as a Non-Executive Director.

8.	To re-appoint Ms A M Fudge as a Non-Executive Director.

9.	To re-appoint Mr C E Golden as a Non-Executive Director.

10.	To re-appoint Dr B E Grote as a Non-Executive Director.

11.	To re-appoint Ms H Nyasulu as a Non-Executive Director.

Vote
		For	Against	withheld

12.	To re-appoint The Rt Hon Sir Malcolm Rifkind MP as a Non-Executive Director.

13.	To re-appoint Mr K J Storm as a Non-Executive Director.

14.	To re-appoint Mr M Treschow as a Non-Executive Director.

15.	To re-appoint Mr P S Walsh as a Non-Executive Director.

16.	To appoint Mr S Bharti Mittal as a Non-Executive Director.

17.	To authorise the Board of Directors to purchase ordinary shares and depositary receipts thereof in the share capital of the Company.

18.	To reduce the capital with respect to shares and depositary receipts thereof held by the Company in its own share capital.

19.	To designate the Board of Directors as the company body authorised to issue shares in the Company.

20.	To appoint PricewaterhouseCoopers Accountants N.V. as auditors for the 2011 financial year.

21.	Questions and close of Meeting.*

* Non-voting item.

After completing and signing this form, please return it in the enclosed envelope.
If you have not received a pre-printed envelope, please return this form in an envelope to the following address:
ANT Trust & Corporate Services N.V.
Proxy Voting
P.O. Box 11063
1001 GB Amsterdam
The Netherlands

Page number Shareholders’ Register	#

Surname and initial(s) in capital letters

Signature(s)	Date